FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                     For the period ended November 30, 2001


                 RTICA Corporation (formerly Inzeco Holdings Inc.)
                 -------------------------------------------------
                  (Translation of registrant's name into English)


              999 Barton Street, Stoney Creek, Ontario L8E 5H4 Canada
              -------------------------------------------------------
                    (Address of principal executive offices)


   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F   X     Form 40-F
                       -----             -----


   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                No   X
                       -----             -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ------------------

             RTICA CORPORATION
             (A DEVELOPMENT STAGE COMPANY)

             Interim Financial statements
             (Expressed in Canadian dollars)

             Period ended November 30, 2001

             UNAUDITED

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

November 30, 2001 and May 31, 2001
(Unaudited)

===============================================================================
                                                      November 30     May 31
-------------------------------------------------------------------------------

Assets

Current assets:
   Cash and short-term investments                  $    272,464   $  1,394,051
   GST and other receivables                              49,999         74,301
   Prepaid expenses                                        8,442          8,442
   ----------------------------------------------------------------------------
                                                         330,905      1,476,794

Fixed assets (note 2)                                    375,047        435,236

Deferred development costs                                     1              1

Goodwill, net of accumulated amortization
   of $95,756 (May 31 - $82,574)                          13,182         26,364
-------------------------------------------------------------------------------
                                                    $    719,135   $  1,938,395
===============================================================================

Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable and accrued liabilities         $    460,659   $    299,369

Due to government (note 4)                               241,749        200,694

Shareholders' equity:
   Share capital (note 3)                              8,743,768      8,743,768
   Deficit                                            (8,727,041)    (7,305,436)
   ----------------------------------------------------------------------------
                                                          16,727      1,438,332
--------------------------------------------------------------------------------
                                                    $    719,135   $  1,938,395
================================================================================

See accompanying notes to interim financial statements.

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
Three month periods ended November 30, 2001 and 2000
(Unaudited)

===============================================================================
                                                         2001       2000
-------------------------------------------------------------------------------

Income:
   Interest and other                               $     30,787   $     41,200

Operating expenses:
   Development                                           230,121        162,441
   Sales and marketing                                    65,310         68,839
   Consulting                                             61,408         88,871
   Professional fees                                      47,650         44,045
   General and administrative                             45,141         76,949
   Rent and property taxes                                41,648         37,768
   Management fees                                        36,000         35,000
   Amortization of fixed assets                           32,788         34,266
   Factory overhead                                       17,078          6,569
   Travel                                                  8,139         16,991
   Amortization                                            6,591          6,591
   Interest and bank charges                                 461            228
   Interest on convertible debenture                        -            13,764
   Patents                                                   938           -
   ----------------------------------------------------------------------------
                                                         593,273        592,322

Loss for the period                                     (562,486)      (551,122)

Deficit accumulated during development
   stage, beginning of period                         (8,164,555)    (4,898,013)
-------------------------------------------------------------------------------

Deficit accumulated during development
   stage, end of period                             $ (8,727,041)  $ (5,449,135)
===============================================================================

Loss per share                                      $      (0.02)  $      (0.02)
===============================================================================

Weighted average number of common shares
   outstanding, excluding shares held in
   escrow (note 3)                                    24,753,697     21,961,602
===============================================================================


See accompanying notes to interim financial statements.

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
Three month periods ended November 30, 2001 and 2000
(Unaudited)

===============================================================================
                                                         2001       2000
-------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
   Loss for the period                              $   (562,486)  $   (551,122)
   Items not involving cash:
     Interest on convertible debenture                      -            13,764
     Amortization of fixed assets                         32,788         34,266
     Amortization of goodwill                              6,591          6,591
   Change in non-cash operating
    working capital:
     GST and other receivables                           (19,175)       100,944
     Accounts payable and accrued liabilities            117,252         68,918
   ----------------------------------------------------------------------------
                                                        (425,030)      (326,639)
Financing activities:
   Issuance of convertible debentures                       -             3,000
   ----------------------------------------------------------------------------
                                                            -             3,000

Investing activities:
   Purchase of fixed assets                                 -              -
   ----------------------------------------------------------------------------
                                                            -              -

Change in cash and cash equivalents                     (425,030)      (323,639)

Cash and cash equivalents, start of period               697,494      3,191,274
-------------------------------------------------------------------------------

Cash and cash equivalents, end of period            $    272,464   $  2,867,635
===============================================================================

See accompanying notes to interim financial statements.

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
Six month periods ended November 30, 2001 and 2000, and cumulative from inception
(Unaudited)

===============================================================================================================
                                                                                                 Cumulative
                                                                                                 Period from
                                                                                                June 13, 1991
                                                                                               (inception) to
                                                                                                November 30,
                                                                     2001            2000            2001
Income:
   Interest                                                     $     37,269    $     63,826    $    204,793
   Fees and licenses                                                    -               -            622,482
   ------------------------------------------------------------------------------------------------------------
                                                                      37,269          63,826         827,275

Operating expenses:
   Development                                                       674,900         284,954       3,332,200
   Consulting                                                        168,137         166,532       1,595,325
   Sales and marketing                                               124,338         113,031         507,893
   Professional fees                                                 123,914         179,272       1,033,285
   Management fees                                                    78,000          85,000         951,386
   Rent and property taxes                                            76,510          68,893         300,052
   General and administrative                                         76,469         126,881         710,135
   Amortization of fixed assets                                       65,576          68,533         238,829
   Factory overhead                                                   35,214          12,255          88,280
   Travel                                                             20,682          32,399         377,007
   Amortization                                                       13,182          13,182          95,756
   Interest and bank charges                                           1,014             499         137,110
   Interest on convertible debenture                                    -             20,807         141,834
   Patents                                                               938            -             45,224
   ------------------------------------------------------------------------------------------------------------
                                                                   1,458,874       1,172,238       9,554,316
---------------------------------------------------------------------------------------------------------------

Loss for the period                                               (1,421,605)     (1,108,412)     (8,727,041)

Deficit accumulated during development
   stage, beginning of period                                     (7,305,436)     (4,340,723)           -
---------------------------------------------------------------------------------------------------------------

Deficit accumulated during development
   stage, end of period                                         $ (8,727,041)   $ (5,449,135)   $ (8,727,041)
===============================================================================================================

Loss per share                                                  $       (.06)   $       (.05)   $       -
===============================================================================================================

Weighted average number of common shares
   outstanding, excluding shares held
   In escrow shares (note 3)                                      24,753,697      20,576,571            -


See accompanying notes to interim financial statements.

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
Six month periods ended November 30, 2001 and 2000, and cumulative from inception
(Unaudited)

===============================================================================================================
                                                                                                 Cumulative
                                                                                                 Period from
                                                                                                June 13, 1991
                                                                                               (inception) to
                                                                                                November 30,
                                                                     2001            2000            2001
Cash provided by (used in):
Operating activities:
   Loss for the period                                          $ (1,421,605)   $ (1,108,412)   $ (8,727,041)
   Items not involving cash:
     Interest on convertible debenture                                  -             20,807         115,970
     Amortization of fixed assets                                     65,576          68,533         238,829
     Amortization of goodwill                                         13,182          13,182          95,756
     Interest expense on converted loan                                 -               -             96,000
     Expenses settled by issuance
       of common shares                                                 -               -            431,388
     Foreign exchange gain                                             1,250            -            (25,621)
   Change in non-cash operating
    working capital:
     GST and other receivables                                        24,302          72,827         (49,999)
     Prepaid expenses                                                   -               -             (8,442)
     Accounts payable and accrued liabilities                        161,290        (661,068)        379,314
   ------------------------------------------------------------------------------------------------------------
                                                                  (1,156,005)     (1,594,131)     (7,453,846)
Financing activities:
   Due to government                                                  41,055            -            241,749
   Issuance of convertible debentures                                   -               -          1,860,000
   Issuance of common shares                                            -          2,205,700       2,272,767
   Issuance of special warrants                                         -               -          2,870,659
   Exercise of share purchase warrants                                  -            553,541         553,541
   Proceeds from loan payable                                           -               -            254,000
   ------------------------------------------------------------------------------------------------------------
                                                                      41,055       2,759,241       8,052,716
Investing activities:
   Purchase of fixed assets                                           (5,387)        (10,200)       (613,876)
   Deferred development costs                                           -               -                 (1)
   Cash acquired on reverse takeover                                    -               -            261,850
   ------------------------------------------------------------------------------------------------------------
                                                                      (5,387)        (10,200)       (352,027)

Foreign exchange gains held on foreign currency                       (1,250)           -             25,621
---------------------------------------------------------------------------------------------------------------

Change in cash and cash equivalents                               (1,121,587)      1,154,910         272,464

Cash and cash equivalents, start of period                         1,394,051       1,712,725            -
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                        $    272,464    $  2,867,635    $    272,464
===============================================================================================================

See accompanying notes to interim financial statements.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
Six month period ended November 30, 2001
(Unaudited)
================================================================================

1.   Significant accounting policies:

     These interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), and include estimates and adjustments which in the opinion of management are necessary in order to make the financial statements not misleading
     Canadian GAAP differs in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States. For a full description of accounting polices which have been applied on a consistent basis in these interim financial statements, refer to the Company's annual financial statements.

2.   Fixed Assets:

     ===================================================================================================
                                                          Accumulated          Net Book        Net Book
                                            Cost         Amortization             Value           Value
                                                                            November 30          May 31
     ---------------------------------------------------------------------------------------------------
     Machinery and equipment         $     530,336     $     195,899     $     334,437     $     409,498
     Furniture                              11,451             4,690             6,761             8,288
     Vehicles                               15,848             7,088             8,760             5,897
     Computer hardware                      56,241            31,152            25,089            11,553
     ---------------------------------------------------------------------------------------------------
                                     $     613,876     $     238,829     $     375,047     $     435,236
     ===================================================================================================

3.   Share capital:

     There were no common shares issued during the period. As of November 30, 2001, the Company had 34,052,636 common shares and 3,240,250 Company stock options outstanding. In addition, there are 201,667 compensation options outstanding exercisable at $0.60 per share and expiring on June 14, 2002, issued in connection with a private placement in June 2000. During the period, the company granted 125,000 options pursuant to the stock option plan, exercisable at $0.70 and expiring on July 31, 2004. There were NIL Company stock options which expired during the period.

     Using the treasury stock method, the weighted average number of common shares outstanding used in determining basic earnings per share excludes 9,298,939 of escrowed shares (2000: 9,845,939).

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
Six month period ended November 30, 2001
(Unaudited)
================================================================================

4.   Due to government:

     The company has signed a contract with the National Research Council of Canada, whereby the Company is eligible to receive up to $445,000 as a repayable contribution for various projects carried out by the Company. Repayment of these contributions begins on January 1, 2004 based on 1% of the Company's gross revenue up to a maximum of $667,500.

5.   Related party transactions:

     Amounts expended during the six month period ended November 30, 2001 were as follows:

     ===========================================================================
     Type of service           Nature of relationship        November 30, 2001
     ---------------------------------------------------------------------------
     Sales and marketing       Shareholder and officer             $   91,328

     Management fees           Shareholder, director and officer       78,000

     Development charges       Shareholders and director              172,887
     Consulting                Shareholder and director                 4,350
     Professional fees         Shareholder, director and officer       17,727

     ===========================================================================

6.   Comparative figures:

     Certain comparative figures have been reclassified to conform to presentation adopted in the current year.

DESCRIPTION OF BUSINESS

RTICA Corporation is involved in the commercial development of patented technology of insulation made from polyethylene terephthalate. RTICA insulation is made in a one step process that creates fibers and a high performance insulating structure. Multiple filaments of molten polymer are introduced into a high-speed airflow through proprietary dies to create thin fibers that become entangled to form a veil. These fibers are then further processed to form batts, loose fill (blow in) material, or other products.

The company operates a research and testing facility at 999 Barton Street, Stoney Creek Ontario, L8E 5H4. The Company manages its own research, development and product development activities. Certain research projects are contracted to the National Research Council of Canada, Industrial Materials Institute in Boucherville, Quebec. Technologically, the Company's priority is to advance RTICA insulation material and process for full scale commercial production.

The Company has two wholly owned subsidiaries; however, the entity is managed as a consolidated entity.

DISCUSSIONS OF OPERATING RESULTS AND FINANCIAL CONDITION

Consolidated assets of RTICA Corporation during the interim period ended November 30, 2001 decreased from $1,164,369 at August 31, 2001 to $719,135.
Cash and short-term investments decreased from $697,494 at August 31, 2001, to $272,464 at November 30, 2001.

During the three months ended November 30, 2001, there were no capital stock transactions

RTICA has generated NIL revenues from the sale of product during the quarter ended November 30, 2001; interest income of $30,787 was earned. Year to date, interest income was $37,269 versus $63,826.

Operating expenses during the quarter ended November 30, 2001 of $593,273 were comparable with the prior period of $593,322. Year to date, operating expenses were $1,458,874 versus $1,172,238 in the prior period. The increase over the prior year was the result of increased technology development initiatives.

ACCOUNTING TREATMENT FOR DEVELOPMENT EXPENDITURES

RTICA has adopted generally accepted accounting pronouncements for development costs requiring that these items be expensed in the period incurred until technical feasibility has been obtained, adequate resources exist to market the technologies, and recoverability of costs incurred is assured, at which time development costs are capitalized.

During the three month period ended November 30, 2001, RTICA expended $230,121 on development, $61,408 on consulting fees, $65,310 on sales and marketing initiatives (compares to $162,441, $88,871 and $68,839 respectively).

Besides development costs, no capital assets or other intangible assets have been written off during the year. Capital assets indicated on the balance sheet include machinery and equipment, computer hardware, office furniture and vehicles.


RELATED PARTY AGREEMENTS

The Company has entered into consulting agreements with certain directors, officers and shareholders for services, as described in schedule B. Due to the nature of the company, the use of consultant agreements limits the Company's commitments which would arise in the case of employee contracts.


MATERIAL COMMITMENTS

On June 21, 1999, the Company signed a contract with the National Research Council of Canada. The Company is committed to pay NRC $745,000 to June 2002. The Company is eligible to be reimbursed up to 40% of total expenditures incurred, to a maximum of $200,000.

On November 1, 2000, the Company signed a contract with the NRC whereby the Company is eligible to receive up to $445,000 as a repayable contribution for various research and development projects carried out by the Company. Repayment of these contributions begins on January 1, 2004 based on 1% of the Company's gross revenues up to a maximum of $667,500. The Company is required to contribute two-thirds of the total cost of the work, otherwise its reimbursements will be proportionately reduced.

INVESTOR RELATIONS ARRANGEMENTS

The Company has entered into an agreement with First Canadian Capital Corporation for corporate communications and investor relations, including communicating with present and potential shareholders and media, relating to the affairs of the Company. During the period ended November 30, 2001, this consultant received $12,000 for fees and expenses (year to date $24,000).

OTHER MATERIAL ITEMS

During the quarter ended November 30, 2001, there have been:

a)   no material legal proceedings against the Company

b)   except as described elsewhere, no contingent liabilities

c)   no defaults under debt or other contractual obligations

d)   no breach of corporate, securities or other laws

e)   no regulatory approvals required

f)   no significant management changes

g) no special resolutions passed by shareholders and not otherwise communicated to appropriate regulatory bodies

SUBSEQUENT EVENTS

Subsequent to November 30, 2001, there have been no significant events requiring disclosure

FINANCINGS, PRINCIPAL PURPOSES and MILESTONES

Not applicable

LIQUIDITY AND SOLVENCY

As at November 30, 2001, the Company has current assets of $330,905 and current liabilities of totaling $460,659. As stated in note 1 to the audited financial statements dated May 31, 2001, the ability of the Company to continue as a going concern is depending upon the ongoing support of its shareholders, the attainment of financing necessary to complete the technology and begin commercial production and the achievement of profitable operations from the commercial production and licensing of the insulating products and sale of licensing rights.

The Company plans to enter into private placement and/or other financing arrangements during the next fiscal year in order to finance continued development of Company technologies and commence commercial production. As of the date thereof, no arrangements have been consummated for such financing activities.

                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  RTICA Corporation
                                  ---------------------------------------
                                  (Registrant)

Date January 30, 2002             By:/s/ Warren Arseneau
     ----------------                ------------------------------------
                                     *Warren Arseneau,
                                      President

* Print the name and title of the signing officer under his signature.